Exhibit 99.1

Aphria Inc. Announces Record Second Quarter Fiscal Year 2021 Results

Reports Net Revenue of $160.5 Million, an Increase of 33% from Prior Year Quarter
Adjusted EBITDA of $12.6 Million Marks Seventh Consecutive Quarter of Increasing Positive Adjusted EBITDA
Cash Cost Per Gram Decreases for the Fifth Consecutive Quarter to $0.79
Completed Accretive, Strategic Acquisition of SweetWater

LEAMINGTON, ON, Jan. 14, 2021 /CNW/ - Aphria Inc. ("Aphria," "we," or the "Company") (TSX: APHA) (Nasdaq: APHA), a leading global cannabis-lifestyle consumer packaged goods company inspiring and empowering the worldwide community to live their very best life, today reported its financial results for the second quarter and six months ended November 30, 2020. All amounts are expressed in Canadian dollars, unless otherwise noted and except for per gram, kilogram, kilogram equivalents, and per share amounts.

"We are pleased with our second quarter results which reflect the strength of our diversified global cannabis and consumer packaged goods businesses," said Irwin D. Simon, Chairman and Chief Executive Officer. "Our market leading adult-use cannabis brands and sales remained strong and our international medical cannabis sales are off to a solid start. We also advanced our long-term vision for building a global cannabis life-style consumer packaged foods company positioned for sustainable, profitable growth with the completion of our acquisition of SweetWater late in the second quarter. In addition to advancing our long-term vision and growth objectives, the addition of SweetWater is a cornerstone within our U.S. strategy and a strong complement to our existing Aphria business that we believe will return compelling financial benefits. We already hit the ground running by starting to build upon the strengths of each of our respective complementary cannabis lifestyle brands broadening our consumer reach and enhancing loyalty with existing consumers."

Simon continued, "We remain excited about our recently announced definitive agreement with Tilray to combine to create the largest global cannabis company and are on-track to close the transaction in the second quarter of calendar year 2021. At Aphria, we continue to build on our strong foundation in Canada and internationally to capitalize on growth opportunities utilizing our best-in-class cultivation and manufacturing across a greater distribution footprint and enabling us to connect with an increasing number of consumers and patients with our industry-leading brands and diversified product offerings.  Looking forward, we are planning to execute on the significant strategic and financial opportunities provided by the addition of SweetWater and, upon the closing of the Tilray business combination, including our over $100 million anticipated pre-tax synergies, to generate significant value for our stakeholders."

Key Operating Highlights – Second Quarter Fiscal 2021

  Record gross revenue for adult-use cannabis of $72.1 million in the second quarter, an increase of 149% from prior year quarter, representing the seventh consecutive quarter of growth.
  Net cannabis revenue of $67.9 million in the second quarter, an increase of 99% from prior year quarter and an increase of 7% from prior quarter.
  Net revenue of $160.5 million in the second quarter, an increase of 33% from prior year quarter and an increase of 10% from prior quarter.
  Cash cost to produce dried cannabis per gram1 of $0.79 in the second quarter, a decrease of 9% from the prior quarter, which represents the fifth consecutive quarter of decreasing cost.
  Recorded seventh consecutive quarter with positive adjusted EBITDA1 and positive adjusted EBITDA from cannabis business1.
  Adjusted EBITDA from cannabis business1 of $12.9 million in the second quarter, an increase of 24% from the prior quarter.
  Adjusted EBITDA1 of $12.6 million in the second quarter, an increase of 26% from the prior quarter.
  Ended second quarter with a strong balance sheet and liquidity, including $320.0 million of proforma cash1 to fund planned Canadian and international growth.
  Free cash flow1 improved $70 million during the second quarter predominantly as a result of increased cash provided by operating activities, as the Company better managed its working capital.
  Completed first EU-GMP shipment of dried cannabis and cannabis oil to Germany.
  Received import permit for first EU-GMP shipment of cannabis oil for sale and distribution in Malta.
  Completed first shipment of medical cannabis to Canndoc for distribution in Israel.
  Executed supply agreement with ODI Pharma AB, expanding Aphria's international presence into Poland.
  Completed the accretive, strategic acquisition of SW Brewing Company, LLC, further diversifying the Aphria's product offering, broadening its consumer reach, and enhancing loyalty with consumers.
  Expanded 510 vape offerings across Aphria's award-winning adult-use brand portfolio.

Subsequent Events

  Reached a definitive agreement to combine with Tilray, Inc. to create the world's largest global cannabis company based on proforma revenue.
  Closed a USD $120 million financing with BMO, providing a USD $20 million revolving facility and a USD $100 million term debt facility.
  Broken Coast expanded its premium cannabis offering with the introduction of a newly developed strain "Pipe Dream."
  Received a total of six awards, the most awards given to one licensed producer, including four adult-use brands being recognized by the 2020 kind Awards.

Key Financial Highlights (In thousands of Canadian dollars)

	Three months ended	Three months ended
	November 30, 2020	November 30, 2019
Net revenue	$160,532	$120,600
Gross profit	$39,492	$39,589
Adjusted cannabis gross profit [1]	$31,167	$19,079
Adjusted cannabis gross margin [1]	45.9%	56.6%
Adjusted beverage alcohol gross profit [1]	$533	N/A
Adjusted beverage alcohol gross margin [1]	60.5%	N/A
Adjusted distribution gross profit [1]	$12,053	$10,959
Adjusted distribution gross margin [1]	13.1%	12.7%
Net income (loss)	($120,598)	($7,929)
Adjusted net income (loss) [1]	$3,219	($48,753)
Adjusted EBITDA [1]	$12,572	$1,903

	Q2-2021	Q1-2021
Distribution revenue	$91,740	$82,198
Net cannabis revenue	$67,911	$63,491
Net beverage alcohol revenue	$881	$0
Net revenue	$160,532	$145,689
Kilograms (or kilogram equivalents) sold [1]	26,730	20,882
Cash cost to produce dried cannabis / gram[1]	$0.79	$0.87
"All-in" cost of goods sold / gram[1]	$1.30	$1.41
Adjusted EBITDA from cannabis business [1]	$12,887	$10,399
Adjusted EBITDA from businesses under development [1]	($3,199)	($2,820)
Adjusted EBITDA from beverage alcohol business [1]	$299	$0
Adjusted EBITDA from distribution business [1]	$2,585	$2,427
Cash and cash equivalents & marketable securities	$187,997	$400,019
Proforma cash [1]	$319,997	$400,019
Working capital	$399,161	$725,512
Capital and intangible asset expenditures - wholly-owned subsidiaries [1]	$16,935	$15,808
Capital and intangible asset expenditures -majority-owned subsidiaries[1]	$2,791	$1,496
Source: Aphria Inc. November 30, 2020 MD&A1[1]

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[1] In this press release, reference is made to proforma cash, adjusted cannabis gross profit, adjusted cannabis gross margin, adjusted beverage alcohol gross profit, adjusted beverage alcohol gross margin, adjusted distribution gross profit, adjusted distribution gross margin, adjusted net income (loss), adjusted EBITDA, adjusted EBITDA from cannabis business, adjusted EBITDA from distribution business, adjusted EBITDA from businesses under development, adjusted EBITDA from beverage alcohol business, free cash flow, gram equivalents, cash costs to produce dried cannabis per gram, "all-in" cost of sales of dried cannabis per gram, capital and intangible asset expenditures – wholly-owned subsidiaries, and capital and intangible asset expenditures – majority-owned subsidiaries which are not measures of financial performance under International Financial Reporting Standards (IFRS). These metrics and measures are not recognized measures under IFRS, do not have meanings prescribed under IFRS and as a result are unlikely to be comparable to similar measures presented by other companies. These measures are provided as information complementary to those IFRS measures by providing a further understanding of our operating results from the perspective of management. As such, these measures should not be considered in isolation or in lieu of review of our financial information reported under IFRS. Definitions and reconciliations for all terms above can be found in the Company's Management's Discussion and Analysis for the three months ended November 30, 2020, filed on SEDAR and EDGAR.

Net revenue for the three months ended November 30, 2020 was $160.5 million, an increase of 33% from $120.6 million in the same period last year. Second quarter fiscal year 2021 net revenue increased 10% when compared to the prior quarter net revenue of $145.7 million, as a result of an increase in distribution revenue at CC Pharma in Germany and an increase in net cannabis revenue as well as five days of contribution from net beverage alcohol revenue from the acquisition of SweetWater.  The increase in distribution revenue is a result of a return to normalized levels from the prior quarter.

The average retail selling price of medical cannabis, before excise tax, decreased to $6.96 per gram in the quarter, compared to $7.38 in the prior quarter. The decline is a result of specific pricing programs offered to assist patients in need who have been negatively impacted by the COVID-19 pandemic, along with other promotional programs.

The average selling price of adult-use cannabis, before excise tax, increased to $4.29 per gram in the quarter, compared to $4.15 per gram in the prior quarter, primarily related to sales mix.

Adjusted cannabis gross profit1 for the second quarter was $31.2 million, with an adjusted cannabis gross margin1 of 45.9%, compared to $31.5 million and 49.7% in the prior quarter. The decrease in adjusted cannabis gross profit1 and adjusted cannabis gross margin1 was primarily due to supply and demand and inventory that was liquidated below cost. During the quarter, the Company liquidated older inventory below cost resulting in a gross loss of approximately $1.5 million and the Company incurred under-absorbed overhead of approximately $1.0 million as a result of the Company's planned reduction in operating capacity.

Adjusted distribution gross profit1 for the second quarter was $12.0 million, with an adjusted distribution gross margin1 of 13.1%, compared to $11.8 million and 14.4% in the prior quarter. The increase in adjusted distribution gross profit1 was a result of an increase in distribution revenue at CC Pharma in Germany. The decrease in the gross margin was a function of product sales mix at CC Pharma in the quarter.

Operating expenses in the quarter increased to $82.7 million from $54.5 million in the prior quarter and increased from $49.2 million in the prior year. The increase from the prior quarter was primarily due to transaction costs of $22.6 million associated with the acquisition of SweetWater during the quarter and increased share-based compensation largely driven by the increase in the Company's share price. The increase from the prior year was largely consistent with the changes from the prior quarter.

Net loss for the second quarter of fiscal year 2021 was $120.6 million, or a loss of $0.42 per share, compared to net loss of $5.1 million, or a loss of $0.02 per share in the prior quarter, and a net loss of $7.9 million, or a loss of $0.03 per share for the same period last year. On an adjusted basis excluding the impacts of the items noted in the reconciliation table below, the Company recorded net income for the second quarter of fiscal year 2021 of $3.2 million, or earnings of $0.01 per share.

Adjusted EBITDA1 increased $2.6 million to $12.6 million for the second quarter compared to $10.0 million in the prior quarter. Adjusted EBITDA from cannabis business1 for the second quarter was $12.9 million compared to $10.4 million in the prior quarter. The adjusted EBITDA loss from businesses under development1 for the second quarter was $3.2 million compared to a loss of $2.8 million in the prior quarter. Adjusted EBITDA from the beverage alcohol business1 was $0.3 million based on a five-day contribution in the second quarter of fiscal 2021. Adjusted EBITDA from distribution business1 for the second quarter was $2.6 million, compared to $2.4 million in the prior quarter.

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[2] Adjusted loss per share calculated based on the weighted average number of common shares – basic as disclosed in the Company's financial statements.
	For the three months ended November 30,		For the six months ended November 30,
	2020	2019	2020	2019
Net income (loss)	$ (120,598)	$ (7,929)	$ (125,693)	$ 8,512
Unrealized loss (gain) on convertible debentures	87,646	(49,078)	87,225	(63,285)
Share-based compensation	13,595	7,563	17,856	12,519
Transaction costs	22,576	691	25,624	1,426
Adjusted net income (loss)	$ 3,219	$ (48,753)	$ 5,012	$ (40,828)

Adjusted income (loss) per share - basic[2]	$ 0.01	$ (0.19)	$ 0.02	$ (0.16)

The Company ended the second quarter with a strong balance sheet, including $320.0 million of proforma cash1. Further, the Company's efforts to improve its free cash flow1 were successful in the quarter, as the Company moved closer to its target of generating positive free cash flow1.  During the quarter, the Company improved its free cash flow1 by more than $70 million.

	Q2 - 2021	Q1 - 2021

Cash provided by (used in) operating activities:	$ 3,404	$ (69,337)
Investment in capital and intangible assets	(19,726)	(17,304)
Free cash flow	$ (16,322)	$ (86,641)

Conference Call
Aphria will host a conference call to discuss these results today at 9:00 am Eastern Time. To listen to the live call, dial (888) 231-8191 from Canada and the U.S. or (647) 427-7450 from International locations and use the passcode 8084651. A telephone replay will be available approximately two hours after the call concludes through February 14, 2021. To access the recording dial (855) 859-2056 and use the passcode 8084651.

There will also be a simultaneous, live webcast available on the Investors section of Aphria's website at aphriainc.com. The webcast will be archived for 30 days.

Aphria-Tilray Transaction Update
Aphria and Tilray are committed to keeping shareholders of both companies up to date with developments and significant milestones.

If you have questions or need more information about the proposed transaction, please contact Aphria's shareholder communications advisor and proxy solicitation agent, Laurel Hill Advisory Group, by telephone at (877) 452.7184 toll-free in Canada, (416) 304.0211 for international calls or by e-mail at assistance@laurelhill.com.

We Have A Good Thing Growing

About Aphria Inc.
Aphria Inc. is a leading global cannabis-lifestyle consumer packaged goods company with operations in Canada, United States, Europe and Latin America, that is changing people's lives for the better – one person at a time – by inspiring and empowering the worldwide community to live their very best life by providing them with products that meet the needs of their mind, body and soul and invoke a sense of wellbeing. Aphria's mission is to be the trusted partner for its patients and consumers by providing them with a cultivated experience and health and wellbeing through high-quality, differentiated brands and innovative products. Headquartered in Leamington, Ontario, Aphria cultivates, processes, markets and sells medical and adult-use cannabis, cannabis-derived extracts and derivative cannabis products in Canada under the provisions of the Cannabis Act and globally pursuant to applicable international regulations. Aphria also manufactures, markets and sells alcoholic beverages in the United States.

For more information, visit: aphriainc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking information or forward-looking statements (together, "forward-looking statements") under applicable securities laws and are expressly qualified by this cautionary statement. Any information or statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements, including, but not limited to, statements in this news release with regards to available cash resources, Canadian and international growth, Aphria's market position, ability to generate consistent growth, net revenue and adjusted EBITDA, benefits of the acquisition of SweetWater, completion of the combination with Tilray and expected synergies from the combination. The Company uses words such as "forecast", "future", "should", "could", "enable", "potential", "contemplate", "believe", "anticipate", "estimate", "plan", "expect", "intend", "may", "project", "will", "would" and the negative of these terms or similar expressions to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Various assumptions were used in drawing the conclusions contained in the forward-looking statements throughout this news release. Forward-looking statements reflect management's current beliefs with respect to future events and are based on information currently available to management including based on reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made. Forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any forward-looking statements. Factors that may cause such differences include, but are not limited to, risks associated with [assumptions and expectations described in the Company's critical accounting policies and estimates; assumptions and expectations described in the Company's critical accounting policies and estimates;  the adoption and impact of certain accounting pronouncements; the Company's future financial and operating performance; the competitive and business strategies of the Company; the intention to grow the business, operations and potential activities of the Company; the Company's ability to provide a return on investment; the Company's ability to maintain a strong financial position and manage costs; the Company's ability to maximize the utilization of its existing assets and investments; the Company's ability to take a leadership position in the industry; the expected inventory and production capacity of the Company; the expected category growth of the Company's products;  the anticipated increase in demand for bulk and saleable flower, and the related growth in the wholesale market; the expected variability of wholesale cannabis revenue; the market for the Company's current and proposed products, including vape pens, as well as the Company's ability to capture market share; the anticipated timing for the release of expected product offerings; the expected cost to produce a gram of dried cannabis; the expected cost to process cannabis oil; the development of affiliated brands, product diversification and future corporate development; expectations with respect to the Company's product development, product offering and the sales mix thereof; the Company's satisfaction of international demand for its products; the Company's plans with respect to importation/exportation;  the Company's ability to meet the demand for medical cannabis; the Company's plans to establish strategic partnerships, including collaborations with academic institutions in Germany; whether the Company will have sufficient working capital and its ability to obtain financing required in order to develop its business and continue operations; the Company's expected ongoing contractual relationships, and the terms thereof; the Company's ability to comply with its financial covenants in the future; the applicable laws, regulations, licensing and any amendments thereof related to the cultivation, production and sale of cannabis product in the Canadian and international markets; the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof; the Company's purpose, mission, vision and values; expectations with respect to crop rotation and harvest, the anticipated future gross margins of the Company and the potential for significant growths or losses; the potential for the Company to record future impairment losses; the performance of the Company's business and operations; the Company's ability to capitalize on the US market; future expenditures, strategic investments and capital activities; the anticipated timing for the first harvest from the Company's German cultivation facility and the expected capacity of such facility;  current and future legal actions, and the Company's ability to cover any costs or judgements arising from these actions either through insurance or otherwise; Aphria's and Tilray's strategic business combination and the expected terms, timing and closing of the Arrangement including, receipt of required regulatory approvals, shareholder approvals, court approvals and satisfaction of other closing customary conditions; the expected financial and strategic benefits of the Arrangement; estimates of pro–forma financial information of the Combined Company, including in respect of expected revenues and production of cannabis; expected synergies, including pre–tax synergies, savings and efficiencies from the business combination, including statements in respect of operational efficiencies expected to be generated as a result of the Arrangement in the amount of more than C$100 million of pre–tax annual cost synergies; expectations regarding the Combined Company's business strategies, including in the U.S., and ability to pursue growth opportunities; the expectation that the Combined Company will unlock significant shareholder value; and the expected financial and strategic benefits of the SweetWater acquisition to the Company and its shareholders. The impact of COVID-19 nationally and globally which could have a material adverse impact on Aphria's business, operations and financial results, including disruptions in cultivation and processing, supply chains and sales channels, as well as a deterioration of general economic conditions including national and/or global recessions and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores; general economic conditions; adverse industry events and future steps to be taken in response to COVID-19; and the impacts of Brexit on the Company's German business. Readers are cautioned that the foregoing list is not exhaustive and should consider the other factors discussed under the heading "Risk Factors" in Aphria's most recent Annual Information Form and under the heading "Industry Trends and Risks" in Aphria's Management's Discussion and Analysis for the three months ended November 30, 2020, each available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws. Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

The schedule below is an excerpt of Aphria Inc.'s financial statements prepared on a basis consistent with IFRS for the three months ended on November 30, 2020 and filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. This schedule does not contain all of the information in Aphria Inc.'s financial statements that is important to you. You should read the financial statements and Management's Discussion and Analysis for the three months ended November 30, 2020 carefully to obtain a comprehensive understanding of Aphria Inc.'s financial statements and notes thereto under IFRS and related information.

Aphria Inc. Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

	For the three months ended November 30,		For the six months ended November 30,
	2020	2019	2020	2019

Net revenue	160,532	120,600	306,221	246,712
Cost of goods sold	116,779	90,112	219,136	188,670

Gross profit before fair value adjustments	43,753	30,488	87,085	58,042

Fair value adjustment on sale of inventory	30,353	12,391	57,556	19,677
Fair value adjustment on growth of biological assets	(26,092)	(21,492)	(85,242)	(46,645)

Gross profit	39,492	39,589	114,771	85,010
Operating expenses:
General and administrative	27,791	22,076	56,144	44,381
Share-based compensation	13,595	7,563	17,856	12,519
Selling	7,538	5,662	14,751	7,642
Amortization	5,647	5,896	11,056	10,904
Marketing and promotion	5,273	6,592	11,380	12,426
Research and development	279	672	428	1,282
Transaction costs	22,576	691	25,624	1,426
	82,699	49,152	137,239	90,580

Operating loss	(43,207)	(9,563)	(22,468)	(5,570)

Finance income (expense), net	(6,074)	(5,006)	(13,277)	(10,263)
Non-operating income (expense), net	(89,796)	4,568	(107,119)	24,871

(Loss) income before income taxes	(139,077)	(10,001)	(142,864)	9,038

Income taxes (recovery)	(18,479)	(2,072)	(17,171)	526
Net (loss) income	(120,598)	(7,929)	(125,693)	8,512

Other comprehensive (loss) income
Other comprehensive (loss) income	(1,418)	(310)	1,058	(1,996)
Comprehensive (loss) income	$(122,016)	$(8,239)	$(124,635)	$6,516

Total comprehensive income (loss) attributable to:
Shareholders of Aphria Inc.	(135,224)	(7,876)	(153,466)	7,050
Non-controlling interests	13,208	(363)	28,831	(534)
	$(122,016)	$(8,239)	$(124,635)	$6,516

Weighted average number of common shares – basic	290,511,461	251,833,217	288,995,810	251,468,984
Weighted average number of common shares - diluted	290,511,461	251,833,217	288,995,810	252,427,777

(Loss) income per share - basic	$(0.42)	$(0.03)	$(0.43)	$0.03
(Loss) income per share - diluted	$(0.42)	$(0.03)	$(0.43)	$0.03

Aphria Inc. Condensed Interim Consolidated Statements of Financial Position
(Unaudited - in thousands of Canadian dollars)

	November 30, 2020	May 31, 2020
Assets
Current assets
Cash and cash equivalents	$187,997	$497,222
Accounts receivable	96,177	55,796
Prepaids and other current assets	48,162	42,983
Inventory	321,484	264,321
Biological assets	28,952	28,341
Current portion of convertible notes receivable	9,371	14,626
	692,143	903,289
Capital assets	655,114	587,163
Intangible assets	686,440	363,037
Promissory notes receivable	3,000	--
Long-term investments	21,815	27,016
Goodwill	752,289	617,934
	$2,810,801	$2,498,439
Liabilities
Current liabilities
Bank indebtedness	$5,111	$537
Accounts payable and accrued liabilities	254,318	152,750
Income taxes payable	16,576	6,410
Deferred revenue	--	902
Current portion of lease liabilities	1,767	1,315
Current portion of long-term debt	15,210	8,467
	292,982	170,381
Long-term liabilities
Lease liabilities	44,896	5,828
Long-term debt	122,533	129,637
Convertible debentures	358,008	270,783
Deferred tax liability	45,391	83,468
	863,810	660,097
Shareholders' equity
Share capital	2,078,343	1,846,938
Warrants	360	360
Share-based payment reserve	29,600	27,721
Accumulated other comprehensive loss	(211)	(1,269)
Deficit	(215,739)	(61,215)
	1,892,353	1,812,535
Non-controlling interests	54,638	25,807
	1,946,991	1,838,342
	$2,810,801	$2,498,439

Adjusted EBITDA is a non-IFRS financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates adjusted EBITDA as net income (loss), plus (minus) income taxes (recovery), plus (minus) finance (income) expense, net, plus (minus) non-operating (income) loss, net, plus amortization3, plus share-based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, plus impairment, plus transaction costs and certain one-time non-operating expenses, as determined by management, all as follows:

	For the three months ended November 30,		For the six months ended November 30,
	2020	2019	2020	2019
Net income (loss)	$ (120,598)	$ (7,929)	$ (125,693)	$ 8,512
Income taxes	(18,479)	(2,072)	(17,171)	526
Finance expense, net	6,074	5,006	13,277	10,263
Non-operating (income) loss, net	89,796	(4,568)	107,119	(24,871)
Amortization[3]	15,347	12,313	29,252	21,531
Share-based compensation	13,595	7,563	17,856	12,519
Fair value adjustment on sale of inventory	30,353	12,391	57,556	19,677
Fair value adjustment on growth of biological assets	(26,092)	(21,492)	(85,242)	(46,645)
Transaction costs	22,576	691	25,624	1,426
Adjusted EBITDA	$ 12,572	$ 1,903	$ 22,578	$ 2,938

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3	As disclosed on the Condensed Interim Consolidated Statements of Cash Flows

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SOURCE Aphria Inc.

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For further information: For media inquiries please contact: Tamara Macgregor, Chief Corporate Affairs Officer, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Investor Relations, investors@aphria.com

CO: Aphria Inc.

CNW 07:13e 14-JAN-21